LATAM group’s capacity grew by 14.8% in October compared to the same month of 2023

Operating statistics for October 2024

Santiago, November 12, 2024 - During October, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 14.8% compared to the same month of 2023. This growth was mainly driven by a 16.5% increase in the group's international operations, as well as a 14.6% increase in LATAM Airlines Brazil's domestic operations, due to the launch of three new domestic routes and the reopening of Porto Alegre airport in October, which has allowed for the gradual resumption of domestic flights to and from that airport.

In terms of consolidated traffic, measured in revenue passenger-kilometers (RPK), there was a 14.9% increase compared to the same period of last year. As a result, the consolidated load factor reached 85.7%.

Furthermore, in October alone, the group transported approximately 7.2 million passengers, an 11.1% increase versus last year. Year-to-date, the group has transported 67.7 million passengers, a 12.3% increase compared to the same period of 2023.

In terms of cargo, LATAM group's capacity, measured in available ton-kilometers (ATK), increased by 13.6% compared to October of last year, reaching 706 million ATK.

The following table summarizes the main operating statistics for the month and year-to-date figures as of October for the main LATAM business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	October			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,721	10,201	14.9%	109,777	93,009	18.0%
DOMESTIC SSC (1)	1,978	1,801	9.9%	18,832	16,586	13.5%
DOMESTIC BRAZIL (2)	3,455	3,000	15.2%	32,462	29,665	9.4%
INTERNATIONAL (3)	6,288	5,401	16.4%	58,483	46,758	25.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,685	11,919	14.8%	130,593	112,489	16.1%
DOMESTIC SSC (1)	2,424	2,195	10.5%	22,996	20,354	13.0%
DOMESTIC BRAZIL (2)	4,098	3,577	14.6%	39,648	36,964	7.3%
INTERNATIONAL (3)	7,163	6,148	16.5%	67,949	55,170	23.2%

PASSENGER LOAD FACTOR
SYSTEM	85.7%	85.6%	0.1p.p	84.1%	82.7%	1.4p.p
DOMESTIC SSC (1)	81.6%	82.1%	-0.4p.p	81.9%	81.5%	0.4p.p
DOMESTIC BRAZIL (2)	84.3%	83.9%	0.4p.p	81.9%	80.3%	1.6p.p
INTERNATIONAL (3)	87.8%	87.8%	-0.1p.p	86.1%	84.8%	1.3p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,174	6,458	11.1%	67,681	60,273	12.3%
DOMESTIC SSC (1)	2,703	2,486	8.7%	25,711	22,670	13.4%
DOMESTIC BRAZIL (2)	3,040	2,771	9.7%	28,727	27,096	6.0%
INTERNATIONAL (3)	1,432	1,200	19.3%	13,242	10,507	26.0%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	408	328	24.1%	3,540	3,008	17.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	706	621	13.6%	6,630	5,866	13.0%

CARGO LOAD FACTOR
SYSTEM	57.7%	52.9%	4.8p.p	53.4%	51.3%	2.1p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 22 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net